
                                                                                                                              Item 1


                                              AERCO LIMITED
                                          Report to Noteholders
                            All amounts in US dollars unless otherwise stated

Month                             September-01
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              17-Sep-01
Current Calculation Date          11-Sep-01
Previous Payment Date             15-Aug-01
Previous Calculation Date         9-Aug-01
=======================================================================================================

1. Account Activity Summary between Calculation Dates

-------------------------------------------------------------------------------------------------------
                                          Prior         Deposits       Withdrawals       Balance on
                                         Balance                                       Calculation Date
                                        9-Aug-01                                          11-Sep-01
-------------------------------------------------------------------------------------------------------
Expense Account                        6,936,878.00    3,209,723.30   (5,243,176.31)      4,903,424.99
Collection Account                   101,977,018.00   21,098,412.38  (16,247,366.00)    106,828,064.38
Aircraft Purchase Account                         -               -               -                  -

 - Liquidity Reserve cash balance     85,729,652.00                                      85,729,652.00
------------------------------------------------------------------------------------------------------
Total                                108,913,896.00   24,308,135.68  (21,490,542.31)    111,731,489.37
======================================================================================================

2. Analysis of Aircraft Purchase Account Activity

======================================================================================================
Opening Balance on Previous Calculation Date                                                         -
Interest Income                                                                                      -
Aircraft Purchase Payments                                                                           -
Economic Swap Payments                                                                               -
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                  -
======================================================================================================

3. Analysis of Expenses Account Activity

======================================================================================================
Opening Balance on Previous Calculation Date                                              6,936,878.00
Transfer from Collection Account on previous Payment Date                                 3,193,252.52
Permitted Aircraft Accrual                                                                           -
Interim Transfer from Collection Account                                                             -
Interest Income                                                                              16,470.78
Balance on current Calculation Date
 - Payments on previous payment date                                                     (4,557,122.13)
 - Interim payments                                                                        (686,054.18)
 - Other
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                       4,903,424.99
======================================================================================================

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            101,977,018.00
Collections during period                                                                21,098,412.38
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                 (922,181.28)
 - Permitted Aircraft Modifications                                                                  -
Net Swap payments on previous Payment Date                                               (2,271,071.24)
Aggregate Note Payments on previous Payment Date                                        (13,054,113.48)
------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     106,828,064.38
======================================================================================================

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                         30,000,000.00
Second Collection Account Reserve                                                        35,000,000.00
Cash Held
 - Security Deposits                                                                     20,729,652.00
                                                                                        --------------
 Liquidity Reserve Amount                                                                85,729,652.00
                                                                                        --------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.
======================================================================================================




                                                      AERCO LIMITED
                                                  Report to Noteholders
                                    All amounts in US dollars unless otherwise stated


Current Payment Date                   17-Sep-01
Current Calculation Date               11-Sep-01
Previous Payment Date                  15-Aug-01
Previous Calculation Date              9-Aug-01
---------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        111,731,489.37
Liquidity Reserve Amount                                                                         (85,729,652.00)
                                                                                              -----------------
Available Collections                                                                             26,001,837.37
                                                                                              =================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions
(I)          Total Required Expense Amount                                                         8,500,000.00
(II) a)      Class A Interest but excluding Step-up                                                3,338,313.66
     b)      Swap Payments other than subordinated swap payments                                   2,630,904.87
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        575,567.80
(vi)         Class B Minimum principal payment                                                        56,107.92
(vii)        Class C Interest                                                                        793,404.94
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,729,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             423,538.50
(xiv)        Class C Scheduled principal                                                             262,650.02
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        8,175,434.69
(xix)        Class E Primary Interest                                                                537,581.64
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              -----------------
             Total Payments with respect to Payment Date                                         111,731,489.37
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,729,652.00
                                                                                              -----------------
                                                                                                  26,001,837.37
                                                                                              =================
---------------------------------------------------------------------------------------------------------------


                                       AERCO LIMITED
                                   Report to Noteholders
                     All amounts in US dollars unless otherwise stated

Current Payment Date              17-Sep-01
Current Calculation Date          11-Sep-01
Previous Payment Date             15-Aug-01
Previous Calculation Date         9-Aug-01
---------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

---------------------------------------------------------------------------------------------
                                   Subclass      Subclass        Subclass          Total
Floating Rate Notes                  A-2           A-3             A-4            Class A

---------------------------------------------------------------------------------------------
Applicable LIBOR                     3.64000%        3.64000%        3.64000%
Applicable Margin                     0.3200%         0.4600%         0.5200%
Applicable Interest Rate             3.96000%        4.10000%        4.16000%
Day Count                            Act/360         Act/360         Act/360
Actual Number of Days                     33              33              33
Interest Amount Payable           557,966.75    2,123,458.33      656,888.57
Step-up Interest Amount Payable       NA              NA              NA
=============================================================================================
Total Interest Paid               557,966.75    2,123,458.33      656,888.57     3,338,313.66
---------------------------------------------------------------------------------------------

Expected Final Payment Date        15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date           17-Aug-98       15-Feb-06       15-Aug-00
---------------------------------------------------------------------------------------------
Original Balance              290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal
  Balance                     153,709,848.29  565,000,000.00  172,260,989.75   890,970,838.04
---------------------------------------------------------------------------------------------
Extended Pool Factors                  69.25%         100.00%          96.54%
Pool Factors                           59.42%         100.00%          83.40%
---------------------------------------------------------------------------------------------
Minimum Principal Payment                                  -                                -
Scheduled Principal Payment                -               -               -                -
Supplemental Principal Payment  3,855,083.58               -    4,320,351.11     8,175,434.69
---------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                        3,855,083.58               -    4,320,351.11     8,175,434.69
---------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                             -
- amount allocable to premium
---------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                     149,854,764.71  565,000,000.00  167,940,638.64   882,795,403.35
---------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                       Subclass         Subclass            Total          Subclass       Subclass       Total
Floating Rate Notes                       B-1             B-2              Class B            C-1           C-2        Class C

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           3.64000%         3.64000%                         3.64000%        3.64000%
Applicable Margin                           0.6000%          1.0500%                          1.3500%         2.0500%
Applicable Interest Rate                   4.24000%         4.69000%                         4.99000%        5.69000%
Day Count                                  Act/360          Act/360                          Act/360         Act/360
Actual Number of Days                           33               33                               33              33
Interest Amount Payable                 263,689.26       311,878.54                       379,362.56      414,042.38
Step-up Interest Amount Payable             NA               NA                               NA              NA
====================================================================================================================================
Total Interest Paid                     263,689.26       311,878.54        575,567.80     379,362.56      414,042.38      793,404.94
-------------------------------------------------------------------- ---------------------------------------------------------------

Expected Final Payment Date              15-Jul-13        15-Jul-08                        15-Jul-13       15-Jun-08
Excess Amortisation Date                 17-Aug-98        15-Aug-00                        17-Aug-98       15-Aug-00
------------------------------------------------------------------------------------------------------------------------------------
Original Balance                     85,000,000.00    80,000,000.00                    85,000,000.00   80,000,000.00
Opening Outstanding Principal
  Balance                            67,844,578.45    72,543,950.87    140,388,529.31  82,935,884.27   79,381,827.60  162,317,711.87
-------------------------------------------------------------------- ---------------------------------------------------------------
Extended Pool Factors                        90.12%           99.98%                           99.71%          99.97%
Pool Factors                                 84.35%           99.31%                           97.16%          98.90%
-------------------------------------------------------------------- ---------------------------------------------------------------
Minimum Principal Payment                27,114.88        28,993.04         56,107.92              -               -               -
Scheduled Principal Payment             204,680.47       218,858.02        423,538.50     150,229.40      112,420.61      262,650.02
Supplemental Principal Payment                   -               -                  -              -               -              -
-------------------------------------------------------------------- ---------------------------------------------------------------
Total Principal Distribution
  Amount                                231,795.36       247,851.06        479,646.42     150,229.40      112,420.61      262,650.02
-------------------------------------------------------------------- ---------------------------------------------------------------
Redemption Amount                                                                   -              -
- amount allocable to principal                                                     -              -
- amount allocable to premium                                                       -              -
------------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                            67,612,783.09    72,296,099.80    139,908,882.89  82,785,654.86   79,269,406.98  162,055,061.85
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------

Fixed Rate Notes                     D-2

-------------------------------------------
Applicable Interest Rate            8.50000%
Day count                          30 / 360
Number of Days                           30
Interest Amount Payable          708,333.33
--------------------------------------------
Total Interest Paid              708,333.33
--------------------------------------------
Expected Final Payment Date        15-Mar-14
Excess Amortisation Date           15-Jul-10
--------------------------------------------
Original Balance             100,000,000.00
Opening Outstanding Principal
  Balance                    100,000,000.00
--------------------------------------------
Extended Pool Factors                100.00%
Expected Pool Factors                100.00%
--------------------------------------------
Extended Amount                           -
Expected Pool Factor Amount               -
Surplus Amortisation
--------------------------------------------
Total Principal Distribution Amount       -
--------------------------------------------
Redemption Amount                         -
- amount allocable to principal           -
                              -------------
- amount allocable to premium             -
--------------------------------------------
Closing Outstanding Principal
  Balance                    100,000,000.00
--------------------------------------------


                                                      AERCO LIMITED
                                                  Report to Noteholders
                                    All amounts in US dollars unless otherwise stated

Current Payment Date             17-Sep-01
Current Calculation Date         11-Sep-01
Previous Payment Date            15-Aug-01
Previous Calculation Date         9-Aug-01
---------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 17-Sep-01
End of Interest Accrual Period   15-Oct-01
Reference Date                   13-Sep-01

--------------------------------------------------------------------------------------------------------------------------

                                    A-2         A-3         A-4            B-1           B-2             C-1       C-2

--------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                  3.48750%    3.48750%      3.48750%     3.48750%      3.48750%       3.48750%     3.48750%
Applicable Margin                  0.3200%     0.4600%       0.5200%      0.6000%       1.0500%        1.3500%      2.0500%
Applicable Interest Rate           3.8075%     3.9475%       4.0075%      4.0875%       4.5375%        4.8375%      5.5375%

--------------------------------------------------------------------------------------------------------------------------

-----------------------------------------

Fixed Rate Notes                    D-1

-----------------------------------------

Actual Pool Factor                 100.00%

-----------------------------------------

-----------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

--------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes             A-2       A-3            A-4           B-1           B-2           C-1          C-2

--------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal
  Balance                      153,709.85  565,000.00    172,260.99    67,844.58     72,543.95      82,935.88    79,381.83
Total Principal Payments         3,855.08           -      4,320.35       231.80        247.85         150.23       112.42
Closing Outstanding Principal
  Balance                      149,854.76  565,000.00    167,940.64    67,612.78     72,296.10      82,785.65    79,269.41

Total Interest                     557.97    2,123.46        656.89       263.69        311.88         379.36       414.04
Total Premium                      0.0000%     0.0000%       0.0000%      0.0000%       0.0000%        0.0000%     0.0000%

--------------------------------------------------------------------------------------------------------------------------

-----------------------------------------

(b) Fixed Rate Notes                D-2

-----------------------------------------

Opening Outstanding Principal
  Balance                      100,000.00
Total Principal Payments                -
Closing Outstanding Principal
  Balance                      100,000.00

Total Interest                     708.33
Total Premium                           -

-----------------------------------------
--------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

                                                      Jul-Sept   Oct-Dec   Jan-Mar  Apr-June   15-Jul    15-Aug    15-Sep
                                                        2000      2000      2001      2001      2001      2001      2001

          CASH COLLECTIONS
 [1]           Lease Rentals                            30.6      49.6      46.2      46.1      15.7      13.7      16.7
 [2]             - Renegotiated Leases                     -         -         -      (0.1)               (0.6)     (0.6)
 [3]             - Rental Resets                           -         -      (0.2)     (0.7)     (0.6)     (0.6)     (0.6)
 [4]       S [1]..[3]    Contracted Lease Rentals       30.6      49.6      46.0      45.3      15.1      12.5      15.5

 [5]           Movement in Current Arrears Balance      (1.9)      0.2      (2.9)     (0.4)     (0.7)      1.9       1.6

          less Net Stress-related Costs
 [6]            - Bad Debts                                -      (1.2)     (0.3)        -         -         -         -
 [7]            - Security Deposits Drawn Down             -         -       0.4                   -         -         -
 [8]            - Restructured Arrears                   0.3       0.2       0.4       0.3       0.1       0.1       0.1
 [9]            - AOG                                      -      (0.7)     (1.4)     (0.9)     (0.3)     (0.3)     (0.3)
 [10]           - Other Leasing Income                     -         -         -
 [11]           - Repossession Costs                       -         -      (0.1)     (0.2)
 [12]      S [6]..[11]   sub-total                       0.3      (1.7)     (1.0)     (0.8)     (0.2)     (0.2)     (0.2)

 [13]      [4]+[5]+[12]  Net Lease Rentals              29.0      48.1      42.1      44.1      14.2      14.2      16.9

[14]      Interest Earned                                0.7       1.6       1.4       1.2       0.3       0.3       0.3

[15]      Drawings from Expense Account                                       -

          Maintenance Receipts                           3.2       5.4       3.4       5.0       1.8       1.7       2.2
          Maintenance Payments                          (0.7)     (2.0)     (1.9)     (4.5)     (1.1)        -      (1.3)
[15]      Net Maintenance                                2.5       3.4       1.5       0.5       0.7       1.7       0.9

[16]  S [13]..[15]  Total Cash Collections              32.2      53.1      45.0      45.8      15.2      16.2      18.1


          CASH EXPENSES
          Aircraft Operating Expenses
[17]       - Insurance                                     -      (0.1)        -
[18]       - Re-leasing and other overheads             (0.1)     (4.9)     (0.6)     (0.8)     (0.5)     (0.4)     (0.3)
[19]  [17]+[18]     subtotal                            (0.1)     (5.0)     (0.6)     (0.8)     (0.5)     (0.4)     (0.3)

          SG&A Expenses
[20]      Aircraft Servicer Fees
           - Retainer Fee                               (0.3)     (0.7)     (0.6)     (0.9)     (0.3)     (0.3)     (0.3)
           - Rent Collected Fee                         (0.3)     (0.7)     (0.6)     (0.9)     (0.3)     (0.3)     (0.3)
           - Previous Servicer Fees                     (1.8)        -         -

[21]      sub-total                                     (2.4)     (1.4)     (1.2)     (1.8)     (0.6)     (0.6)     (0.6)

[22]      Other Servicer Fees                           (0.5)     (4.6)     (2.4)     (1.6)     (0.3)        -      (0.5)
[23]  [21]+[22]     subtotal                            (2.9)     (6.0)     (3.6)     (3.4)     (0.9)     (0.6)     (1.1)

[24]   [20]+[23]    Total Cash Expenses                 (3.0)    (11.0)     (4.2)     (4.2)     (1.4)     (1.0)     (1.4)


          NET CASH COLLECTIONS
[25]  [17]     Total Cash Collections                   32.2      53.1      45.0      45.8      15.2      16.2      18.1
[26]  [24]     Total Cash Expenses                      (3.0)    (11.0)     (4.2)     (4.2)     (1.4)     (1.0)     (1.4)
[27]      Movement in Expense Account                    2.8       2.8       1.2      (0.3)        -       0.1      (0.6)
[28]      Interest Payments                            (18.2)    (30.6)    (23.5)    (22.3)     (7.8)     (5.2)     (5.9)
[29]      Swap Payments                                  0.5       0.3      (0.5)     (3.3)     (2.2)     (2.3)     (2.6)
[30]      Exceptional Items                                -         -       1.4      47.6       0.1                 1.4
[31]  S [25]..[30]  TOTAL                               14.3      14.6      19.4      63.3       3.9       7.8       9.0


[32]      PRINCIPAL PAYMENTS
          subclass A                                    14.2      11.0      17.0      55.1       3.2       6.6       8.2
          subclass B                                       -       3.3       2.0       7.6       0.5       1.0       0.5
          subclass C                                     0.1       0.2       0.4       0.6       0.2       0.2       0.3
          subclass D                                       -         -         -         -         -         -         -
          Total                                         14.3      14.5      19.4      63.3       3.9       7.8       9.0


          Debt Balances
          subclass A                                   984.2     973.2     955.9     900.8     897.6     891.0     882.8
          subclass B                                   154.8     151.5     149.5     141.9     141.4     140.4     139.9
          subclass C                                   164.0     163.8     163.4     162.8     162.6     162.4     162.1
          subclass D                                   100.0     100.0     100.0     100.0     100.0     100.0     100.0
          TOTAL                                      1,403.0   1,388.5   1,368.8   1,305.5   1,301.6   1,293.8   1,284.8

          * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


                                                         All amounts in millions           Dollar amounts expressed
                                                              of US dollars                      as a percentage
                                                         unless otherwise stated          2000 Base Case Lease Rentals
                                                         -----------------------          ----------------------------
                                                           Cumulative to Date                 Cumulative to Date
                                                               *Adjusted                           *Adjusted
                                                       Actual   base case  Variance       Actual   base case  Variance        Actual

          CASH COLLECTIONS
 [1]           Lease Rentals                            219.4     219.40       -          100.0%    100.0%     0.0%           202.7
 [2]             - Renegotiated Leases                   (1.3)         -    (0.1)          -0.6%      0.0%     0.0%            (0.7)
 [3]             - Rental Resets                         (2.7)         -    (1.5)          -1.2%      0.0%    -0.7%            (2.1)
 [4]       S [1]..[3]    Contracted Lease Rentals       214.6     219.40    (1.6)          98.2%    100.0%    -0.7%           199.1

 [5]           Movement in Current Arrears Balance       (2.2)         -    (5.7)          -1.0%      0.0%    -2.6%            (3.8)

          less Net Stress-related Costs
 [6]            - Bad Debts                              (1.5)    (2.20)     0.7           -0.7%     -1.0%     0.3%            (1.5)
 [7]            - Security Deposits Drawn Down            0.4                0.4            0.2%      0.0%     0.2%             0.4
 [8]            - Restructured Arrears                    1.5      2.00     (0.5)           0.7%      0.9%    -0.2%             1.4
 [9]            - AOG                                    (3.9)    (9.20)     5.3           -1.8%     -4.2%     2.4%            (3.6)
 [10]           - Other Leasing Income                      -                  -            0.0%      0.0%     0.0%               -
 [11]           - Repossession Costs                     (0.3)    (1.80)     1.5           -0.1%     -0.8%     0.7%            (0.3)
 [12]      S [6]..[11]   sub-total                       (3.8)    (11.20)    7.4           -1.7%     -5.1%     3.4%            (3.6)

 [13]      [4]+[5]+[12]  Net Lease Rentals              208.6     208.20     0.4           95.1%     94.9%     0.2%           191.7

[14]      Interest Earned                                 5.8       4.30     1.5            2.6%      2.0%     0.7%             5.5

[15]      Drawings from Expense Account                     -          -       -            0.0%      0.0%     0.0%               -

          Maintenance Receipts                           22.7          -    22.7           10.3%      0.0%    10.3%            20.5
          Maintenance Payments                          (11.5)         -   (11.5)          -5.2%      0.0%    -5.2%           (10.2)
[15]      Net Maintenance                                11.2          -    11.2            5.1%      0.0%     5.1%            10.3

[16]  S [13]..[15]  Total Cash Collections              225.6     212.50    13.1          102.8%     96.9%     6.0%           207.5


          CASH EXPENSES
          Aircraft Operating Expenses
[17]       - Insurance                                   (0.1)                              0.0%      0.0%     0.0%            (0.1)
[18]       - Re-leasing and other overheads              (7.5)     (4.40)   (3.1)          -3.4%     -2.0%    -1.4%            (7.2)
[19]  [17]+[18]     subtotal                             (7.6)     (4.40)   (3.2)          -3.5%     -2.0%    -1.4%            (7.3)

          SG&A Expenses
[20]      Aircraft Servicer Fees
           - Retainer Fee                                (3.4)     (3.80)    0.4           -1.5%     -1.7%     0.2%            (3.1)
           - Rent Collected Fee                          (3.4)     (3.70)    0.3           -1.5%     -1.7%     0.1%            (3.1)
           - Previous Servicer Fees                      (1.8)              (1.8)          -0.8%      0.0%    -0.8%            (1.8)

[21]      sub-total                                      (8.6)     (7.50)   (1.1)          -3.9%     -3.4%    -0.5%            (8.0)

[22]      Other Servicer Fees                            (9.8)     (8.60)   (1.2)          -4.5%     -3.9%    -0.5%            (9.3)
[23]  [21]+[22]     subtotal                            (18.4)    (16.10)   (2.3)                                             (17.3)

[24]   [20]+[23]    Total Cash Expenses                 (26.0)    (20.50)   (5.5)         -11.9%     -9.3%    -2.5%           (24.6)


          NET CASH COLLECTIONS
[25]  [17]     Total Cash Collections                   225.6     212.50    13.1          102.8%     96.9%     6.0%           207.5
[26]  [24]     Total Cash Expenses                      (26.0)    (20.50)   (5.5)         -11.9%     -9.3%    -2.5%           (24.6)
[27]      Movement in Expense Account                     6.0          -     6.0            2.7%      0.0%     2.7%             6.6
[28]      Interest Payments                            (113.5)   (119.70)    6.2          -51.7%    -54.6%     2.8%          (107.6)
[29]      Swap Payments                                 (10.1)      2.70   (12.8)          -4.6%      1.2%    -5.8%            (7.5)
[30]      Exceptional Items                              50.5      53.80    (3.3)          23.0%     24.5%    -1.5%            49.1
[31]  S [25]..[30]  TOTAL                               132.5     128.80     3.7           60.4%     58.7%     1.7%           123.5
                                                            -                                                                     -

[32]      PRINCIPAL PAYMENTS
          subclass A                                    115.6     111.6      4.0           52.7%     50.9%     1.8%           107.4
          subclass B                                     14.9      15.1     (0.2)           6.8%      6.9%    -0.1%            14.4
          subclass C                                      2.0       2.1     (0.1)           0.9%      1.0%     0.0%             1.7
          subclass D                                        -         -        -            0.0%      0.0%     0.0%               -
          Total                                         132.50    128.80     3.7           60.4%     58.7%     1.7%           123.5
                                                                      -

          Debt Balances
          subclass A                                    882.8     886.8     (4.0)                                             891.0
          subclass B                                    139.9     139.7      0.2                                              140.4
          subclass C                                    162.1     162.0      0.1                                              162.4
          subclass D                                    100.0     100.0        -                                              100.0
          TOTAL                                       1,284.8   1,288.5     (3.7)                                           1,293.8

          * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                      AERCO LIMITED
                                                  Report to Noteholders
                                    All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
 Note:                 Report Line Name              Description
------------------------------------------------------------------------------------------------------------------------------------

                    CASH COLLECTIONS
   [1]               Lease Rentals                   Assumptions per the July 2000 Prospectus adjusted for aircraft sales
   [2]                - Renegotiated Leases          Change in contracted rental cash flow caused by a renegotiated lease
   [3]                - Rental Resets                Re-leasing events where new lease rate deviated from the 2000 Base Case
   [4] S [1]..[3]   Contracted Lease Rentals         Current Contracted Lease Rentals due as at the latest Calculation Date

   [5]              Movement in Current Arrears      Current contracted lease rentals not received as at the latest Calculation
                      Balance                          Date, excluding Bad debts

                    less Net Stress related Costs
   [6]               - Bad debts                     Arrears owed by former lessees and deemed irrecoverable.
   [7]               - Restructured arrears          Current arrears that have been capitalised and restructured as a Note Payable.
   [8]               - Security deposits drawn down  Security deposits received following a lesse default
   [9]               - AOG                           Lost of rental due to an aircraft being off-lease and non-revenue earning
  [10]               - Other Leasing Income          Includes lease termination payments, rental guarantees and late payments charges
  [11]               - Repossession                  Legal and technical costs incurred in repossessing aircraft.
  [12] S [6]..[11]  sub-total

  [13] [4]+[5]+[12] Net Lease Rentals                Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                       Stress related costs

  [14]              Interest Earned                  Interest earned on monthly cash balances
  [15]              Net Maintenance                  Maintenance Revenue Reserve received less and reimbursements to lessees.
  [16] S [13]..[15] Total Cash Collections           Net Lease Rentals + Interest Earned + Net Maintenance

====================================================================================================================================

                    CASH EXPENSES
                    Aircraft Operating Expenses      All operational costs related to the leasing of aircraft.
  [17]               - Insurance                     Premium for contingent insurance policies
  [18]               - Re-leasing and other          Costs associated transferring an aircraft from one lessee to another
  [19] [17]+[18]    subtotal

                    SG&A Expenses
  [20]              Aircraft Servicer Fees           Monthly and annual fees paid to Aircraft Servicer
                     - Base Fee                      Fixed amount per month per aircraft
                     - Rent Contracted Fee           1.00% of rental contracted for the month
                     - Rent Collected Fee            1.25% of rental received for the month
                     - Previous Servicer Fees        Fees paid to the previous Servicer of AerFi
  [21]    [20]      subtotal
  [22]              Other Servicer Fees              Administrative Agent, trustee and professional fees paid to other service providers.
  [23]   [21]+[22]  subtotal

  [24]   [19]+[23]  Total Cash Expenses              Aircraft Operating Expenses + SG&A Expenses

====================================================================================================================================

                    NET CASH COLLECTIONS
  [25]    [16]      Total Cash Collections           line 16 above
  [26]    [24]      Total Cash Expenses              line 24 above
  [27]              Movement in Expense Account      Movement in Expense Account
  [28]              Interest Payments                Interest paid on all outstanding debt
  [29]              Swap payments                    Net swap payments (paid) /received
  [30]              Proceeds from Aircraft Sales     Proceeds, net of fees and expenses, from the sale of aircraft
  [31] S [25]..[30] Exceptional Items                Includes adjustment for aircraft included in the Basecase but not acquired by
                                                       AerCo
                    TOTAL

====================================================================================================================================

                                                      AERCO LIMITED
                                                  Report to Noteholders
                                    All amounts in US dollars unless otherwise stated
--------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                     2000
                                        Closing              Actual      *Adjusted Base Case
--------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                132.5              128.8
          Add Back Interest                                   113.5              119.7
          Add Back Swap Payments                               10.1               -2.7
a         Net Cash Collections                                256.1              245.8

b         Swaps                                                10.1               -2.7
c         Class A Interest                                     67.4               78.2
d         Class A Minimum                                      30.5               37.9
e         Class B Interest                                     11.1               12.9
f         Class B Minimum                                       8.7                8.2
g         Class C Interest                                     13.9               15.9
h         Class C Minimum                                         -                  -
I         Class D Interest                                      9.9                9.9
j         Class D Minimum                                         -                  -
k         Class A Scheduled                                       -                  -
l         Class B Scheduled                                     6.2                6.8
m         Class C Scheduled                                     2.1                2.1
n         Class D Scheduled                                       -                  -
o         Permited Aircraft Modifications
p         Class A Supplemental                                 85.1               73.7
                                                        ---------------------------------------
          Total                                               245.0              242.9
                                                        ---------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                              3.30               3.26  = a / (b+c)
          Class B                                              2.15               1.95  = a / (b+c+d+e)
          Class C                                              1.81               1.63  = a / (b+c+d+e+f+g)
          Class D                                              1.69               1.53  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                              1.62               1.47  = a / (b+c+d+e+f+g+h+i+ j+k)
          Class B                                              1.62               1.47  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                              1.62               1.47  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                              1.62               1.47  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios
                              -----------------------------------------------------------------
                                 2000 Base Case             Actual       2000 Adjusted Base Case
                                  15-Jul-00                17-Sep-01         17-Sep-01
                              -----------------------------------------------------------------
   [3]    Assumed Portfolio Value    1,566.7                1,411.8            1,411.8

          Liquidity Reserve Amount
          Cash                          65.0                   65.0               65.0
            - Accrued Expenses           5.0                    8.0                5.0
            - Security Deposits         22.4                   20.7               22.4
                              ---------------           ------------      -------------
          subtotal cash                 92.4                   93.7               92.4
           Letters of Credit               -                      -                  -
                              ---------------           ------------      -------------
          Total Liquidity Reserve       92.4                   93.7               92.4

   [4]    Total Asset Value          1,659.1                1,505.5            1,504.2

          Note Balance
          Class A                      998.4    60.2%         882.8  58.6%       886.8   59.0%
          Class B                      154.8    69.5%         139.9  67.9%       139.7   68.2%
          Class C                      164.1    79.4%         162.1  78.7%       162.0   79.0%
          Class D                      100.0    85.4%         100.0  85.3%       100.0   85.7%
                             ---------------           ------------      -------------
          Total                      1,417.3                1,284.8            1,288.5
--------------------------------------------------------------------------------------------------------------------------
          * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the
Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount